Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, August 11, 2025

Not for distribution to U.S. news wire services or dissemination in the United States.

FAIRFAX LAUNCHES C$700 MILLION SENIOR NOTES OFFERING

The base shelf prospectus is accessible, and the shelf prospectus supplement for this offering will be accessible within two business days, through SEDAR+

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it intends to offer (i) C$400 million in aggregate principal amount of Senior Notes due 2035 (the “2035 Notes”) to be priced at C$99.824 per C$100 principal amount, and (ii) C$300 million in aggregate principal amount of Senior Notes due 2055 (the “2055 Notes” and, together with the 2035 Notes, the “Senior Notes”) to be priced at C$99.619 per C$100 principal amount (the “Offering”). The Senior Notes will be offered through a syndicate of dealers to be led by National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., and TD Securities Inc., as joint bookrunners, and including BMO Nesbitt Burns Inc., CIBC World Markets Inc., Merrill Lynch Canada Inc., Citigroup Global Markets Canada Inc., Desjardins Securities Inc., J.P. Morgan Securities Canada Inc., Mizuho Securities Canada Inc. and Morgan Stanley Canada Limited, as agents. The 2035 Notes will pay a fixed rate of interest of 4.45% per annum and the 2055 Notes will pay a fixed rate of interest of 5.10% per annum. The Senior Notes will be unsecured obligations of Fairfax.

Fairfax intends to use the net proceeds of the Offering to refinance, repay or redeem outstanding debt, equity or other corporate obligations of Fairfax and its subsidiaries, to pursue potential acquisition or investment opportunities (which may include acquisitions of minority interests in its subsidiaries), and for general corporate purposes. This may include the redemption or repurchase of certain of Fairfax’s previously issued debt or equity securities. As of the date of this press release, Fairfax has not made any determination as to the specific debt, equity or other corporate obligations to be repaid or redeemed, nor the amount, timing or method of such repurchase or redemption. Similarly, as of the date of this press release, Fairfax has not made any determination as to the specific acquisitions or investment opportunities to be pursued, nor the cost, timing or method of such acquisitions or investments. Any such repurchase, redemption, acquisition or investment will be subject to market conditions. Any proceeds not used to refinance, repay or redeem outstanding debt, equity or other corporate obligations or to pursue potential acquisition or investment opportunities will be used for general corporate purposes, which may include to augment Fairfax’s cash position or to increase short-term investments and marketable securities held at the holding company level. The Offering is expected to close on or about August 14, 2025, subject to the satisfaction of customary conditions.

The Senior Notes will be offered in all provinces and territories of Canada pursuant to Fairfax’s base shelf prospectus dated October 11, 2023 (the “base shelf prospectus”), as supplemented by a prospectus supplement (the “shelf prospectus supplement”) to be filed with the Canadian securities regulators in all of the provinces and territories of Canada. Access to the shelf prospectus supplement, the corresponding base shelf prospectus and any amendment to such documents is provided in accordance with securities legislation relating to procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment. The base shelf prospectus is accessible, and the shelf prospectus supplement will be accessible within two business days from the date hereof, through SEDAR+ at www.sedarplus.ca.

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The Senior Notes are offered under the shelf prospectus supplement. An electronic or paper copy of the shelf prospectus supplement, the base shelf prospectus and any amendment to the documents may be obtained, without charge, from: National Bank Financial Inc. at syndicate-corp@nbc.ca, RBC Dominion Securities Inc. at torontosyndicate@rbccm.com, Scotia Capital Inc. at syndicate.toronto@scotiabank.com or TD Securities Inc. at TDCAN-Syndicate@tdsecurities.com; by providing the contact with an email address or address, as applicable. The base shelf prospectus and shelf prospectus supplement contain important, detailed information about Fairfax and the proposed Offering. Prospective investors should read the base shelf prospectus and shelf prospectus supplement (when filed) before making an investment decision.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from the registration requirements. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

Certain statements contained herein may constitute “forward-looking statements” and are made pursuant to the “safe harbor” provisions of applicable Canadian securities laws. Such forward-looking statements may include, among other things, the anticipated completion of the Offering and the intended use of proceeds from the Offering. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the failure to successfully complete the Offering; our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; financial reporting risks associated with IFRS 17 – Insurance Contracts; financial reporting risks relating to deferred taxes associated with amendments to IAS 12 – Income Taxes; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; risks associated with Canadian or foreign tax laws, or the interpretation thereof; technological or other change that adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms that may adversely affect our insurance subsidiaries; risks associated with the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide; and risks associated with tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments that may, directly or indirectly, affect Fairfax’s business. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and on SEDAR+ at www.sedarplus.ca, and in our base shelf prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.